SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number    0-10537

A. Full title of the plan and the address of the plan if different from that of the issuer named below

Old Second Bancorp Inc. Employees 401(k) Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp Inc.

37 South River Street, Aurora, Illinois 60506

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp Inc. Employees’
401(k) Savings Plan and Trust

Years ended December 31, 2005 and 2004
with Reports of Independent Auditors

Employer Identification #36-3143493
Plan #003

Old Second Bancorp, Inc. Employees’
401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ALTSCHULER, MELVOIN AND GLASSER LLP

Deerfield Illinois
June 20, 2006

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the Plan) as of December 31, 2004, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG

Chicago, Illinois

May 27, 2005

EIN 36-3143493
Plan #003

Old Second Bancorp, Inc. Employees’
401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments	$46,093,214	$47,789,445
Participant contribution receivable	59,242	57,276
Employer match contribution receivable	31,463	30,591
Profit-sharing contribution receivable	581,559	490,527
Dividend and interest receivable	—	33
Other receivable	504	—

Liabilities
Accrued expenses	13,490	14,057
Net assets available for benefits	$46,752,492	$48,353,815

See accompanying notes.

EIN 36-3143493
Plan #003

Old Second Bancorp, Inc. Employees
401(k) Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions
Participant contributions	$1,593,738	$1,441,112
Profit-sharing contributions	581,559	490,527
Employer match contributions	860,488	795,395
Rollover contributions	375,299	390,727
Dividend and interest income	489,839	497,213
Net realized and unrealized appreciation (depreciation) in fair value of investments	(314,506)	7,459,274
	3,586,417	11,074,248

Deductions
Benefit payments	5,134,652	1,534,740
Administrative expenses	53,088	26,399
Net increase (decrease)	(1,601,323)	9,513,109
Net assets available for benefits:
Beginning of year	48,353,815	38,840,706
End of year	$46,752,492	$48,353,815

See accompanying notes.

EIN 36-3143493
Plan #003

Old Second Bancorp, Inc. Employees’
401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2005 and 2004

1. Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the Plan). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the Company) who have met certain eligibility requirements may elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the Plan was amended to permit participation by any employee, both salaried and nonsalaried, who meets the eligibility requirements, other than any employee who is a member of a collective bargaining unit under which retirement benefits were the subject of good faith bargaining. Eligible employees previously excluded from the Plan solely due to having been paid on a hourly basis rather than a salary basis shall, effective January 1, 1997, be credited with eligible service, benefit service, and vesting service (as defined) to the extent the employee would have been credited for such services had his or her employment with an affiliated company (as defined) been as a salaried employee rather than as an employee paid on an hourly basis.

Effective January 1, 2003, the Plan was restated and now permits employees of Old Second Mortgage Company who meet eligibility requirements to become a member of the profit-sharing portion of the Plan. Under the January 1, 2003, restatement, the following employees are excluded from participating in the Plan: union employees, leased employees, intermittent commissioned part-time employees, and temporary employees. Old Second Mortgage Company commissioned sales employees and appraisers and temporary employees are excluded from the profit-sharing portion of the Plan.

1. Description of the Plan (continued)

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect an unlimited reduction in compensation (subject to statutory wage limitations).

Maximum contribution limits of compensation may apply for certain highly compensated employees. In addition, prior to January 1, 2003, each participant could elect to make additional voluntary after-tax contributions subject to certain limitations as specified by the Plan. The Company contributes on behalf of each participant an amount equal to 100% of the participant’s salary reduction contributions made each pay period (safe harbor enhanced matching contribution), not to exceed 4% of the participant’s compensation. Participants must complete three months of service to be eligible for matching contributions.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes. Participants must complete one year of service to be eligible for profit-sharing contributions. Forfeitures are first used to pay Plan expenses. Any remaining forfeitures are used to reduce Company contributions. Forfeitures of $62,542 and $111,145 were used to reduce the profit-sharing contributions for the years ended December 31, 2005 and 2004, respectively. Remaining forfeitures of $13,360 are available for use against administrative fees or future profit-sharing contributions.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their pretax and profit-sharing contributions and any related earnings into fifteen investment options.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits. The benefit may be paid as a lump-sum amount or a series of installment payments, as determined by the participant or beneficiary. Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator. Upon attaining the age of 59½, participants are eligible to receive in-service distributions of all vested balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) Company contributions, and (b) Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

1. Description of the Plan (continued)

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, Company safe harbor matching contributions, and earnings thereon. Nonsafe harbor matching contributions and earnings thereon become 100% vested after two years of service.

Profit-sharing contributions and earnings thereon become 100%-vested after five years of service, as defined by the Plan.

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except in the case of a loan for the purpose of acquiring a primary residence. The term of such loan shall be determined by the Company. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company. Principal and interest are paid ratably through semimonthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. Upon Plan termination, all participants become fully vested in their account balances.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

Valuation of Investments

Investments in the Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans and the Money Market Funds are carried at the quoted market value of the underlying assets held in the funds. The registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common stock of Old Second Bancorp, Inc. is valued at the last reported bid price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Administrative Expenses

Administrative expenses of the Plan are paid by any available forfeitures and any excess paid by the Company. Effective September 1, 2005, the Plan was amended to charge participants fees for administrative expenses related to loans and distributions.

Payment of Benefits

Benefits are recorded when paid.

3. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. Investments

The fair value of the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Years Ended December 31
	2005	2004
Common collective trust funds	$490,701	$755,924
Common stock	(1,108,907)	6,439,977
Registered investment companies	303,700	263,373
	$(314,506)	$7,459,274

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2005	2004
Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans:
OSNB Diversified Equity Porfolio	$5,412,023	$5,367,992
OSNB Government Securities Fund	2,631,772	2,745,065
Old Second Bancorp, Inc. common stock	25,505,774	28,886,819

All investments are participant directed

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 26, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Related Party Transactions

Certain Plan investments such as the common collective trust funds are managed by Old Second National Bank of Aurora, a subsidiary of the Company. Old Second National Bank of Aurora is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Old Second National Bank of Aurora provides certain accounting, administrative and investment management services to the Plan for which no fees are charged.

7. Plan Amendments and Subsequent Events

Effective January 1, 2006, the Company has amended the Plan, modifying the matching contributions made on or after January 1, 2006 and permitting Roth elective deferrals. The matching contributions increased from 4% to 6%.

8. New Accounting Pronouncement

SOP 94-4 is amended by FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The financial statement presentation and disclosure guidance in paragraphs 8-11 of FSP AAG INV-1 and SOP 94-4-1 is effective for financial statements for plan years ending after December 15, 2006. The revised definition of fully benefit-responsive in paragraph 7 of the FSP shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. Earlier application is permitted for fiscal years in which annual financial statements have not been issued. If comparative financial statements are presented, the guidance in that FSP shall be applied retroactively to all prior periods presented. If an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract shall be considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of SOP 94-4. The acceptance and future use of FSP AAG INV-1 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Supplemental Schedule

EIN 36-3143493
Plan #003

Old Second Bancorp, Inc. Employees’
401(k) Savings Plan and Trust

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

EIN #36-3143493     Plan #003

December 31, 2005

	Units/	Current
Identity of Issuer/Description	Shares	Value

Money Market
Northern Trust Benchmark Diversified Asset Portfolio	1,464,196	$1,464,196

Common Collective Trust Funds
OSNB Diversified Equity Portfolio*	145,402	5,412,023
OSNB Bond Fund*	14,717	2,053,016
OSNB Government Securities Fund*	54,474	2,631,772
OSNB Conservative Fund*	20,665	241,785
OSNB Balanced Fund*	96,665	1,379,915
OSNB Growth Fund*	133,034	1,276,709
OSNB Aggressive Fund*	96,417	1,412,643

Registered Investment Companies
Acorn Fund Class Z	40,029	1,127,608
Dodge & Cox Stock Fund	8,220	1,127,963
Vanguard Index Trust 500 Portfolio	5,359	615,838
Morgan Stanley International Equity	32,687	664,847
Twentieth Century Ultra Fund	20,698	622,818
T. Rowe Price Science & Technology Fund	12,063	236,068

Common Stock
Old Second Bancorp, Inc. common stock*	834,340	25,505,774
Participant loans*, interest rates of 4.00% to 8.75%		320,239
		$46,093,214

*Represents a party in interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-38914) under the Securities Act of 1933 of Old Second Bancorp, Inc. of our report dated June 20, 2006, on our audit of the statement of net assets available for benefits of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended and supporting schedule as of December 31, 2005, which is included in the annual report on Form 11-K for the year ended December 31, 2005.

/s/ ALTSCHULER, MELOIN AND GLASSER LLP

Deerfield, Illinois

June 20, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8  No. 333-38914) pertaining to the Old Second Bancorp, Inc. 401(k) Savings Plan and Trust of our report dated May 27, 2005, with respect to the financial statements of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust included in the Annual Report (Form 11-K) for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG

Chicago, Illinois

June 29, 2006

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP INC.

	BY:	/s/ William B. Skoglund
William B. Skoglund

Chairman of the Board, Director President and Chief Executive Officer (principal executive officer)

	BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham

Senior Vice-President and Chief Financial Officer, Director (principal financial officer)
DATE: June 29, 2005